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FORM X-17A-5
PART III

SEC FILE NUMBER
8-52565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 TYSONS BLVD., SUITE 650
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Roberts, Chairman (703) 827-0200 x 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor, CPAs, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Dr. (Address) Reston (City), VA (State) 20191-4346 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



RECD S.E.C.
FEB 28 2002
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PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**
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AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2001 and 2000

CONTENTS



COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statements of financial condition of McLean Securities, LLC as of December 31, 2001 and 2000, and the related statements of operations, members' equity, and cash flows for the year ended December 31, 2001 and the three months ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year and the three months then ended, in conformity with accounting principles generally accepted in the United States.

Cocke, Szpanka & Taylor, CPAs, PC

January 21, 2002

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

STATEMENTS OF FINANCIAL CONDITION

MCLEAN SECURITIES, LLC

	December 31	
	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 20,072	$ 6,388
Accounts receivable	120,000	0
TOTAL CURRENT ASSETS	140,072	6,388
OTHER ASSETS		
Due from related party	5,118	0
	$ 145,190	$ 6,388
LIABILITIES AND MEMBERS' EQUITY		
DUE TO RELATED PARTY	$ 0	$ 1,052
MEMBERS' EQUITY	145,190	5,336
	$ 145,190	$ 6,388

See notes to financial statements.

STATEMENTS OF OPERATIONS

MCLEAN SECURITIES, LLC

For the year ended December 31, 2001 and
the three months ended December 31, 2000

	2001	2000
INCOME	$ 1,133,539	$ 0
EXPENSES		
Consulting	568,048	0
Salaries and wages	139,259	0
Rent	66,921	0
Equipment rental	31,381	0
Seminars and meetings	20,722	0
Marketing	20,411	0
Professional fees	16,201	120
Office expense	14,621	0
Payroll taxes	14,506	0
Telephone	13,322	0
Computer expenses	12,501	0
Employee benefits	12,055	0
Broker-dealer expenses	9,038	1,770
Taxes and licenses	8,328	0
Travel and entertainment	7,913	0
Printing and reproduction	5,861	0
Dues and subscriptions	5,805	0
On-line research	4,414	0
Miscellaneous	3,647	0
TOTAL EXPENSES	974,954	1,890
NET INCOME (LOSS)	$ 158,585	$(1,890)

See notes to financial statements.

STATEMENTS OF MEMBERS' EQUITY

MCLEAN SECURITIES, LLC

For the year ended December 31, 2001 and
the three months ended December 31, 2000

BALANCE, SEPTEMBER 30, 2000	$ 6,873
Net loss for the three months	(1,890)
Contributions	353
BALANCE, DECEMBER 31, 2000	5,336
Net income for the year	158,585
Contributions	293,400
Withdrawals	(312,131)
BALANCE, DECEMBER 31, 2001	$ 145,190

See notes to financial statements.

STATEMENTS OF CASH FLOWS

MCLEAN SECURITIES, LLC

For the year ended December 31, 2001 and
the three months ended December 31, 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 158,585	$(1,890)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Equipment transferred to related party	(5,118)	0
Effect of changes in income and expense accruals:		
Accounts receivable	(120,000)	0
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	33,467	(1,890)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments made to related party	(1,052)	0
NET CASH USED IN INVESTING ACTIVITIES	(1,052)	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	293,400	353
Withdrawals	(312,131)	0
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(18,731)	353
NET INCREASE (DECREASE) IN CASH	13,684	(1,537)
Cash, beginning of period	6,388	7,925
CASH, END OF PERIOD	$ 20,072	$ 6,388

SUPPLEMENTAL DISCLOSURES

Noncash investing and financing activities:

During 2001, the Company made a loan to its affiliate for equipment purchased and transferred to the affiliate totalling $5,118.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2001 and 2000

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered NASD broker-dealer that provides investment banking services in connection with its affiliate, The McLean Group, LLC. The Company does not have custody of client accounts.

The Company uses accrual basis accounting for financial statement purposes and for income tax reporting. Securities transactions and related commissions revenue and expenses are accrued on a settlement date basis. All customers' trades are cleared through unrelated entities acting as clearing houses.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair market value as allowed by NASD regulations, and unrealized gains or losses are reflected in income. No securities were held at December 31, 2001 and 2000.

The Company's registration as a broker-dealer with the SEC became effective on October 27, 2000. NASD regulations required the Company to submit audited financial statements for the fifteen months ended December 31, 2001.

The Company expenses advertising costs as incurred.

NOTE B - INCOME TAXES

The Company is a limited liability company, organized as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2001 and 2000

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at either December 31, 2001 or 2000.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an agreement with The McLean Group, LLC (the Group), a related limited liability company, that the Group will pay all operating and non-operating expenses in connection with the conduct of the affiliates' businesses, except fee-sharing disbursements which the broker-dealer is required to pay. This agreement became effective September 1, 2001 and the Group has fully indemnified the Company against any liability or responsibility for such expenses.

Due to and due from related parties in the balance sheets represent amounts payable to and receivable from The McLean Group LLC for expenses paid by one company, but allocable to its affiliate.

During 2001, consulting fees (guaranteed payments) paid to members totalled $138,978.

NOTE E – CONTINGENT LIABILITIES

The Company signed security agreements January 19, 2000, to secure two loans for its affiliate, The McLean Group, LLC. The agreements were for a term loan maturing February 5, 2005 and a line of credit up to $200,000 that is expected to be renewed annually. At December 31, 2001, outstanding principal on the term loan and line of credit totalled $82,295 and $0, respectively.

The members, as members of the Company's affiliate, The McLean Group, LLC, are guarantors to the Group's sublease of their company offices.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater. The Company's aggregate indebtedness to net capital ratio was 0 to 1. At December 31, 2001, the Company had net capital as defined of $145,190, which was $140,190 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2001 and 2000



COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report
On Other Financial Information

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying financial statements of McLean Securities, LLC as of and for the year and three months ended December 31, 2001 and 2000, respectively, and have issued our report thereon dated January 21, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

January 21, 2002

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

COMPUTATION OF NET CAPITAL

MCLEAN SECURITIES, LLC

December 31, 2001

Total members' equity		$ 145,190
Deduct: Non-allowable assets		0
Add: Liabilities subordinated to claims of general creditors		0
	NET CAPITAL	$ 145,190

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MCLEAN SECURITIES, LLC

December 31, 2001

In accordance with Rule 17A-5(d)(4), we are reporting the following differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by McLean Securities, LLC for the year ended December 31, 2001.

DIFFERENCES WITH FOCUS REPORT	$ 0

See auditor's report on other financial information.



COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

Board of Directors
McLean Securities, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of McLean Securities, LLC (the Company) for the year and the three months ended December 31, 2001 and 2000, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cocke, Szpanka & Taylor, CPAs, PC

January 21, 2002

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

MCLEAN SECURITIES, LLC

December 31, 2001 and 2000

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.